

March 10, 2010

Mail Stop 3010

By U.S. Mail and facsimile to (203) 226-8645

Mr. Nathan Lapkin, Chief Financial Officer
Royal Invest International Corp.
980 Post Road East, Second Floor
Westport, Connecticut   06880

RE: Royal Invest International Corp.
　　　　File No. 000-27097
　　　　Form 10-K for the year ended December 31, 2008
　　　　Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and
　　　　September 30, 2009

Dear Mr. Lapkin:

　　　　We have completed our review of your Form 10-K and related filings and have no further comments at this time.

　　　　　　　　　　　Sincerely,

　　　　　　　　　　　Cicely LaMothe
　　　　　　　　　　　Branch Chief